

Investor Presentation

Forward Looking Statements

This presentation contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made herein that may be considered forward-looking include statements incorporating terms such as "expects," "believes," "intends," "anticipates" and similar terms that relate to future events, performance, or results of the Company.

Investors and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The risks that might cause such differences are identified in our filings with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise the forward-looking statements made in this presentation to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events.

YEP
Young Entrepreneur Project

Who We Are

- **YEP** is a Health and wellness marketing company featuring CBD as plant based Wellness products.

- We sell through affiliate marketing, direct sales, wholesale and direct channels.

- Our global community of Affiliate Members use and sell our CBD products as well as distribute them into several countries.

YEP
Young Entrepreneur Project

Our Products

- Utopix CBD is a portfolio of human and Pet CBD, plant based health featuring a exclusive micelle Nano CBD technology for advanced absorption
  - Advanced Absorption CBD Topical Creams
  - Advanced Absorption Tincture CBD Oils
  - Advanced Absorption CBD beverages
  - Advanced Absorption Gourmet Gummies
  - Advanced Absorption Oral Mints

- CBDBrainIQ – clinically proven cognitive performance, focus and brain support with 25mg of CBD

Our Markets

Direct Sales Affiliate Model
YEP has a robust domestic and international affiliate customer base who pay a monthly subscription for proprietary CBD health products. Our markets include highly coveted Asian countries including Japan, South Korea, Thailand, and Hong Kong.

Direct to Consumer E-commerce and Influencer Marketing
UTOPIX™ advanced absorption CBD human and pet CBD product lines plan to be marketed through traditional radio, podcast, and email campaigns for high profit margins and customer bases.

Wholesale
Direct wholesale to thousands of stand-alone CBD stores and health care professionals.

YEP

Marketing Plan

- Influencer Marketing
  - Kevin Harrington signed; other influencers ready
- Radio Interviews and Podcasts
  - National Broadcast Podcast with Athlete Celebrities, Influencers and Experts related to Wellness and Environment
  - Santa Cruz, CA. Regional Radio Network Broadcast using same athlete, influencer and expert model driving website sales
  - Drive audiences to YEP Flux/Vibe websites; optimize sales & build customer base
- Weekly Challenges. Vision Calls and Webinars
  - Driven by Facebook, Google and YouTube advertising
  - Over 100 attendees for each event
- International Expansion
  - Country managers, staff and Affiliate Members ready
  - Japan, Philippines, Malaysia, Australia, UK, Canada, Mexico

YEP
Young Entrepreneur Project

The Team



Jimmy Ezzell - Chief Executive Officer
Over 15 Years, grew several organizations into the tens of thousands of members worldwide. Built several sales organizations totaling over $100 Million Dollars of revenue. Won numerous industry awards and reached top Executive levels in several companies.

Rick Anson – Vice President of Product Development
Twenty plus years of consumer product development specializing in HEMP CBD products, nutraceutical and pharmaceutical products. Developed and commercialized a proprietary line of PPE products for B2B and BC2 providing non-alcohol based, FDA and EPA registered, clinically proven personal protection and business use products.

C. J. Floyd - Chief Financial Officer
CEO and CFO for several public and private companies. In-depth knowledge of public company reporting and fundraising. Successful turnaround experience for equity fund. Former auditor and consultant for Ernst & Young, Berlin, Germany. MBA, Wharton.

Lorrell Winfield - Chief Operations Officer
Over 20 years experience as a Director of Operations for Aquila Energy and Verizon. Spearheaded critical transitional phases during acquisitions, implemented budget reduction practices for labor and operational costs while managing over 10 million dollars in multi-funded budgets across North America and abroad.

Livia Fisher-Kane – Vice President of Marketing
22 years experience in filmmaking, TV production, and brand and business development. Partnered in 2009 with the UFC's International Expansion Team. UFC subsequently sold to WME for $4 billion in 2016. Social media and content marketing strategist for celebrities, building combined audiences of millions of followers.

Eric Chia – Vice President of Technology
Created resume auditing system using AI. Founded browsersoft.com (software development) in 1998, sold in 2016. Founded vespro.com (supplements) in 1997, sold in 2006.

Financial Information

Revenue is generated through product sales to wholesale and end-users and from monthly subscription fees from our Affiliate Members, and products and services revenue through our Affiliate Network.

	2021	**2022**	**2023**
Revenue	$ 6,277,000	$ 24,743,833	$ 48,268,000
Cost of sales	3,954,510	15,588,615	30,408,840
Gross profit	2,322,490	9,155,218	17,859,160
Operating expenses	882,546	2,838,118	5,000,565
Net operating profit	1,439,944	6,317,101	12,858,595
Provision for income taxes	345,587	1,516,104	3,086,063
Net income	$ **1,094,357**	$ **4,800,996**	$ **9,772,532**

Offering Summary & Use of Funds

The Company currently has 12,866,250 shares of common stock issued and outstanding. The Company is offering 1,426,667 shares of common stock at a price of $0.75 per share. Should all 1,426,667 shares of its common stock be sold, 14,292,917 shares will be outstanding. At present, the Company has no shares of preferred stock or securities convertible into common stock outstanding.

Source of Funds			Use of Funds	
Sale of common stock	$ 1,070,000		CBD related investments	$ 310,000
			International marketing	265,000
			Technology platform	87,000
			Fees related to raise	53,500
			Working capital	354,500
Total Source of Funds	$ 1,070,000		Total Use of Funds	$ 1,070,000

This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities in the Company and has not been approved or disapproved by the Securities and Exchange Commission or any state securities commissions.